SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Tricon Residential Inc.

(Name of the Issuer)

Tricon Residential Inc.

Creedence Acquisition ULC

BCORE Preferred Holdco LLC

Blackstone Real Estate Partners X L.P.

Blackstone Real Estate Income Trust, Inc.

BREIT Operating Partnership L.P.

Creedence Intermediate Holdings Inc.

Blackstone Real Estate Associates X L.P.

(Names of Persons Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

89612W102

(CUSIP Number of Class of Securities)

David Veneziano Tricon Residential Inc. 7 St. Thomas Street, Suite 801 Toronto, Ontario Canada, M5S 2B7 +1 416-925-7228	Jacob Werner Creedence Acquisition ULC c/o Blackstone Inc. 345 Park Avenue New York, New York 10154 +1 212-583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Matthew W. Abbott Christopher J. Cummings Brian C. Lavin Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 +1 212-373-3000	Johnny Connon Tara Hunt Goodmans LLP 333 Bay St., Suite 3400 Toronto, Ontario M5H 2S7 +1 416-979-2211	Brian M. Stadler Matthew B. Rogers Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 +1 212-455-2000	Vincent Mercier Kevin Greenspoon Joseph DiPonio Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 +1 416-863-0900

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 1 to Schedule 13E-3 (together with the exhibits hereto, this “Final Amended Schedule 13E-3” or “Final Amended Transaction Statement”), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2024 (the “Initial Schedule 13E-3”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Tricon Residential Inc., a corporation existing under the laws of the Province of Ontario and the issuer of the common shares, no par value (the “Shares”) that is subject to the Rule 13e-3 transaction (“Tricon” or the “Corporation”); (ii) Creedence Acquisition ULC, an unlimited liability company organized under the laws of the Province of British Columbia (“Creedence” or the “Purchaser”), an entity formed to effect the acquisition of the Corporation by Blackstone Real Estate Partners X L.P. (“BREP X”) and Blackstone Real Estate Income Trust, Inc. (“BREIT”, and collectively with BREP X and their respective affiliates, including the Purchaser, “Blackstone”); (iii) BCORE Preferred Holdco LLC, a Delaware limited liability company (“BREIT Shareholder”); (iv) BREP X, a Delaware limited partnership; (v) BREIT, a Maryland corporation; (vi) BREIT Operating Partnership L.P., a Delaware limited partnership; (vii) Creedence Intermediate Holdings Inc., a corporation organized under the laws of the Province of British Columbia; and (viii) Blackstone Real Estate Associates X L.P., a Delaware limited partnership.

This Final Amended Transaction Statement relates to the Arrangement Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Arrangement Agreement”), which the Corporation and the Purchaser entered into on January 18, 2024, pursuant to which, on May 1, 2024, the Purchaser acquired all of the issued and outstanding Shares of the Corporation through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario) (“OBCA”), and the Corporation became a direct wholly owned subsidiary of the Purchaser (the “Arrangement”). A copy of the Plan of Arrangement is included as Appendix “B” to the Management Information Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”).

This Final Amended Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Initial Schedule 13E-3.

Capitalized terms used but not expressly defined in this Final Amended Schedule 13E-3 are given the respective meanings given to them in the Circular or the Initial Schedule 13E-3, as applicable.

Except as otherwise set forth herein, the information set forth in the Initial Schedule 13E-3 remains unchanged and is incorporated by reference into this Final Amended Transaction Statement. All information set forth in this Final Amended Transaction Statement should be read together with the information contained or incorporated by reference in the Initial Schedule 13E-3.

All information concerning the Corporation contained in, or incorporated by reference into, this Final Amended Schedule 13E-3 was supplied by the Corporation. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Final Amended Schedule 13E-3 was supplied by such Filing Person. No Filing Person, including the Corporation, is responsible for the accuracy or completeness of any information supplied by any other Filing Person.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

On April 11, 2024, the PIPE LLC Agreement was amended to contemplate certain matters relating to the Arrangement pursuant to an Amending Agreement No. 3.

Item 15. Additional Information

(c) Other Material Information. A special meeting (the “Meeting”) of the Corporation’s shareholders (the “Shareholders”) was held on March 28, 2024 to consider and, if thought advisable, pass a special resolution approving the Arrangement in the form attached as Appendix “A” to the Circular (the “Arrangement Resolution”). At the Meeting, the Arrangement Resolution was approved by approximately 99.3% of the votes cast by the Shareholders, voting together as a single class, as well as approximately 99.2% of the votes cast by the Shareholders, excluding votes attached to the Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. On April 5, 2024, the Ontario Superior Court of Justice (Commercial List) issued a final order approving the Plan of Arrangement. The Arrangement was completed on May 1, 2024.

As a result of the Arrangement, it is anticipated that the Shares will no longer be listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The NYSE will file an application on Form 25 with the SEC to remove the Shares from listing on the NYSE and withdraw registration of the Shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Corporation intends to apply to have the Shares delisted from the TSX. Furthermore, the Purchaser intends to cause the Corporation to submit an application to cease to be a reporting issuer under applicable Canadian securities law, to cause the Corporation to file a certification and notice on Form 15 with the SEC to suspend its reporting obligations under U.S. securities laws, and to otherwise terminate the Corporation’s public reporting requirements. The Corporation’s reporting obligations under Section 12(g) of the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)*	Management Information Circular of Tricon Residential Inc. dated February 15, 2024 (the “Circular”)

(a)(2)(ii)*	Form of Proxy Card

(a)(2)(iii)*	Voting Instruction Form

(a)(2)(iv)*	Letter of Transmittal

(a)(2)(v)*	Notice of Special Meeting of Shareholders of Tricon Residential Inc. (incorporated herein by reference to the Circular)

(a)(2)(vi)*	Letter to Shareholders of Tricon Residential Inc. (incorporated herein by reference to the Circular)

(a)(5)(i)*	Press release of Tricon Residential Inc. and Blackstone dated January 19, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on January 19, 2024)

(a)(5)(ii)	Press release of Tricon Residential Inc. and Blackstone dated February 16, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on February 20, 2024)

(a)(5)(iii)	Press release of Tricon Residential Inc. and Blackstone dated March 18, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on March 18, 2024)

(a)(5)(iv)	Press release of Tricon Residential Inc. dated March 28, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on March 28, 2024)

(a)(5)(v)	Voting results report of Tricon Residential Inc. dated March 28, 2024 (incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K furnished to the SEC on March 28, 2024)

(a)(5)(vi)	Press release of Tricon Residential Inc. dated April 5, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on April 5, 2024)

(a)(5)(vii)	Press release of Tricon Residential Inc. dated April 25, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on April 25, 2024)

(a)(5)(viii)	Press release of Tricon Residential Inc. dated May 1, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on May 1, 2024)

(c)(i)*	Formal Valuation and Fairness Opinion of Scotia Capital Inc. (incorporated herein by reference to Appendix “C” to the Circular)

(c)(ii)*	Fairness Opinion of Morgan Stanley & Co. LLC (incorporated herein by reference to Appendix “D” to the Circular)

(c)(iii)*	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on October 24, 2023

(c)(iv)*	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on November 7, 2023

(c)(v)*	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on January 5, 2024

(c)(vi)*	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on January 12, 2024

(c)(vii)*	Board Discussion Materials Provided by Morgan Stanley & Co. LLC to the Board on January 18, 2024

(c)(viii)*	Special Committee Discussion Materials Provided by Scotia Capital Inc. to the Special Committee on January 12, 2024

(c)(ix)*	Special Committee Discussion Materials Provided by Scotia Capital Inc. to the Special Committee on January 18, 2024

(d)(i)*	Arrangement Agreement dated January 18, 2024, between Tricon Residential Inc. and Creedence Acquisition ULC (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on January 22, 2024)

(d)(ii)*	Support Agreement, dated January 18, 2024, among Creedence Acquisition ULC, BCORE Preferred Holdco LLC and Tricon Residential Inc. (incorporated herein by reference to Exhibit 99.2 to the report on Form 6-K furnished to the SEC on January 22, 2024)

(d)(iii)*	Guaranty dated January 18, 2024 by Blackstone Real Estate Partners X L.P. in favour of Tricon Residential Inc.

(d)(iv)*	Guaranty dated January 18, 2024 by BREIT Operating Partnership, L.P. in favour of Tricon Residential Inc.

(d)(v)	Amending Agreement No. 2 to Tricon PIPE LLC Agreement dated February 8, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on February 12, 2024)

(d)(vi)	Amending Agreement No. 3 to Tricon PIPE LLC Agreement dated April 11, 2024 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on April 11, 2024)

(f)(i)*	Interim Order (incorporated herein by reference to Appendix “E” to the Circular)

(f)(ii)*	Section 185 of the Business Corporation Act (Ontario) – Rights of Dissenting Shareholders (incorporated herein by reference to Appendix “G” to the Circular)

107*	Filing Fee Table

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRICON RESIDENTIAL INC.

By:	/s/ David Veneziano
Name: David Veneziano
Title: Executive Vice President and Chief Legal Officer

Date: May 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREEDENCE ACQUISITION ULC

By:	/s/ Ryan Ingle
Name: Ryan Ingle
Title: Director

Date: May 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCORE PREFERRED HOLDCO LLC

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: May 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE PARTNERS X L.P. By: Blackstone Real Estate Associates X L.P., its general partner By: BREA X L.L.C., its general partner

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: May 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: May 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BREIT OPERATING PARTNERSHIP L.P. By: Blackstone Real Estate Income Trust, Inc., its general partner

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: May 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREEDENCE INTERMEDIATE HOLDINGS INC.

By:	/s/ Ryan Ingle
Name: Ryan Ingle
Title: Director

Date: May 1, 2024

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE REAL ESTATE ASSOCIATES X L.P. By: BREA X L.L.C., its general partner

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director

Date: May 1, 2024